UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CHINA MARKETING MEDIA HOLDINGS, INC.
(Name of Small Business Issuer in its charter)

Texas	76-0641113
(State or other jurisdiction of incorporation	(I.R.S. Employer ID No.)

RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China
(Address of principal executive offices)

(86)10-59251090
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, no par value

i

PART I

Item 1. DESCRIPTION OF BUSINESS.

Our Background

China Marketing Media Holdings, Inc., (“we,” “us,” “our,” the “Company” or “China Marketing”), was incorporated as a Texas corporation on October 29, 1999. China Marketing was originally incorporated under the name Brazos Strategies, Inc. It then changed its name to Infolife, Inc. on July 16, 2003 and finally to China Marketing Media Holdings, Inc. on February 7, 2006. We do not maintain a corporate website, but we utilize the following URL www.cmmo.com.cn for the sale and promotion of the magazines we publish.

When we operated under the name Brazos Strategies, Inc., we were an Internet service provider.

Thereafter, when we changed our name to Infolife, Inc. we continued our business as Internet service provider in Tomball, Texas. This business was later sold back to the original shareholders of Infolife, Inc.

The Reverse Acquisition Transaction

On December 29, 2005, Ibroader Developments Limited or Ibroader, I-Mode Technology, Inc. or I-Mode, Fugu Enterprises, Inc. or Fugu, and four individual purchasers, Liu Man Han, Li Adrian, Woo Chi Wai and Wong Lap Woon acquired 43.05 million shares of our outstanding common stock, or approximately 90% of our then issued and outstanding common stock. Among them, Ibroader acquired 9.5 million shares, I-Mode acquired 8 million shares, Fugu acquired 5 million shares, Liu Man Han acquired 2 million shares, Li Adrian acquired 5.55 million shares, Woo Chi Wai acquired 5 million shares and Wong Lap Woon acquired 8 million shares. The aggregated cash consideration was $100,000 and each buyer paid its pro rata share of the total consideration. This transaction resulted in a change of control.

Shortly thereafter, on December 31, 2005, we entered into a share exchange agreement with Media Challenge Holdings Limited or Media Challenge, a British Virgin Islands corporation, and the shareholders of Media Challenge. Pursuant to the share exchange agreement we acquired 121,000 shares of Media Challenge, constituting all of the issued and outstanding capital stock of Media Challenge, in exchange for convertible promissory notes in the principal amount of $441,600. These convertible promissory notes were convertible into 22,080,000 shares of our common stock, but only after the completion of a one for ten reverse split of our common stock that we became obligated to effect pursuant to the share exchange agreement. Thereafter, on February 10, 2006, we completed a one for ten reverse split of our common stock as contemplated by the share exchange agreement. At that time the convertible note issued to Media Challenge also converted into 22,808,000 shares of our common stock and the former stockholders of Media Challenge, Yingsheng Li, Xiaofeng Ding, and Dongsheng Ren, became our controlling stockholders. Collectively, they became the owners of about 82% of our outstanding common stock. Media Challenge thereby became our wholly owned subsidiary and the former stockholders of Media Challenge became our controlling stockholders. Immediately prior to the stock split we had 47,780,000 shares of common stock outstanding and immediately following the stock split and the issuance of our common stock pursuant to the share exchange agreement, there were 27,586,000 shares of common stock outstanding.

Media Challenge entered into the share exchange transaction with us so that it could become a public reporting company whose securities are quoted on the pink sheets. Media Challenge believed that it would derive benefits from becoming a public reporting and trading company such as potentially enhanced ability to raise capital, potentially enhanced reputation from being a public company, potentially enhanced ability to use stock options to attract and retain senior executives and enhanced transparency of our financial and operating information to stockholders and potential investors and strategic partners.

Before consummating the share exchange transaction with us, Media Challenge, on June 6, 2005, consummated a share exchange transaction with Derby Resources, Inc. or Derby, a blank check company. After consummating the share exchange transaction with Media Challenge, Derby changed its name to China Marketing Media, Inc. This share exchange transaction with Derby was then cancelled on December 29, 2005 immediately prior to our share exchange transaction with Media Challenge. Under the terms of the cancellation agreement, the share exchange transaction with Derby was rescinded and cancelled retroactively to its effective date, February 7, 2005 when the share exchange agreement was entered into and by Media Challenge and Derby. Top Worth Assets Limited, a Hong Kong corporation was the controlling stockholder of Derby prior to the share exchange transaction between Media Challenge and Derby. The share exchange transaction then resulted in a change of control of Derby and the subsequent rescission of that transaction again resulted in a change of control that left Top Worth Assets as the controlling stockholder of Derby. We have no current relationship or other affiliation with Derby (now called China Marketing Media, Inc.) or Top Worth Assets and Top Worth Assets has represented to us that China Marketing Media, Inc. will be changing its name to a name that is not similar with our name in the near future.

Our Business

We are a holding company and we have no operations other than administrative matters and the ownership of our direct and indirect operating subsidiaries. The following organizational chart illustrates our organizational structure and our respective ownership interest in our various subsidiaries.

(1) Beijing Media Management Consultation Company was incorporated in China in October 2004 to carry on consultation, professional training and provide relevant sale and marketing services to business enterprises in China.

(2) Shenzhen Keungxi Technology Company Ltd. or SKTC was incorporated in China in October 2005. Its business scope includes, among others, sales and development of computer software, computer and communication systems. It also provides information system consulting services. 48% of the equity of SKTC is held by Shenzhen Media and three individual shareholders, Wengao Luo, Xi Chen and Bin Li own the remaining 21.5%, 21.5% and 9% of SKTC, respectively.

(3) Sale and Marketing Publishing House or CMO is the owner of the “China Marketing” magazine and “China Business & Trade” magazine. It is currently responsible for providing and editing the contents of our magazines.

Our Magazines and Publishing Rights

Through our indirect Chinese subsidiaries, we are engaged in the business of selling magazines and advertising space in our magazines. All of our operations, assets, personnel, officers and directors are located in China. We publish two magazines - China Marketing (Xiao Shou Yu Shi Chang) and China Business & Trade (Zhong Guo Shang Mao) in China. We publish three issues of China Marketing per month, including a sales edition, case edition and channel edition. We publish one issue of China Business & Trade per month, which is the training edition.

China Marketing -Sales edition	China Marketing -Case edition

China Marketing -Channel edition	China Business & Trade -Training edition

Our magazines are Chinese publications tailored to the sales and marketing industry. The magazines were originally published by Sale and Marketing Publishing House or CMO under the Light Industrial Ministry of the Henan Provincial Government. On October 22, 2003, the Henan Provincial Government, Shenzhen Niu Si Tai Asset Management Limited Corporation, and CMO incorporated Shenzhen Media Investment Co., Ltd. or Shenzhen Media under the laws of China. On October 23, 2003, Shenzhen Media entered into the ten year Operation and Management Right Agreement with CMO, pursuant to which from November 1, 2003 to October 31, 2013, Shenzhen Media is obligated to market the magazines, sell the magazines and advertising space, provide strategic planning for the magazines, and train the professional staff of CMO. The agreement was amended on January 8, 2004. Under the terms of the agreement, Shenzhen Media bears all of the operating costs relating to the publishing of the magazines and is entitled to all revenues generated from selling the magazines and their advertising space.

On November 20, 2004, Shenzhen Media and Shenzhen New Media Consulting Co., Ltd. or Shenzhen New Media entered into an entrust agreement under which Shenzhen Media transferred all of its rights under the operation and management right agreement to Shenzhen New Media. Shenzhen New Media agreed to pay Shenzhen Media $1.45 million in connection with this transfer of rights. Shenzhen New Media agreed to pay this amount over the 9 year term of the agreement, which is for the full remaining term of the assigned contract. Thereafter, on December 21, 2005, our indirect subsidiary, Shenzhen New Media acquired Shenzhen Media.

The Entrust Agreement and the Operation and Management Right Agreement between Shenzhen New Media and Shenzhen Media and between Shenzhen Media and CMO, respectively, are both protected by the laws of China and these agreements cannot be amended or terminated without the written consent of all parties involved.

We had to enter into the operation and management right agreement and the entrust agreement instead of acquiring CMO outright as a result of restrictions under Chinese law that prohibit foreign persons from engaging in certain publishing activities in China. Through these agreements we derive the economic benefits and incur the economic burdens that we would otherwise have as the owner of CMO or the owner of CMO’s assets while still complying with Chinese law.

Our Employees

We currently have 27 full-time employees and we do not expect any significant changes in the number of our employees during the next 12 months.

The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees

Management	5
Accounting Department	4
Issuing Department	4
Commercial Advertisement Department	5
Consultation Advertisement Department	2
Partnership Advertisement Department	4
Data Analysis Department	3
Total	27

We believe that our relationship with our employees is good. The remuneration payable to employees includes basic salaries and allowances.

We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff.

Our Chinese subsidiaries have trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. Each month we are required to contribute to the scheme with approximately $25 for each of our employees and approximately $31.25 for each of our executive officers and directors. The compensation expenses related to this scheme were $63,750 and $44,250 for the fiscal year 2005 and 2004, respectively.

In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurances for all of our employees.

Our Products

China Marketing was first published by CMO in April 1994 as a monthly magazine. Thereafter, in September 2001, CMO began publishing two issues of this magazine per month. In May 2004, after the establishment of the operation and management rights agreement, we started to publish three issues of this magazine per month. In June 2003, the fist issue of China Business & Trade was published.

The dimension of both China Marketing and China Business & Trade is 210mm x 285mm. The magazines are published in color. We use double-side offset paper within the magazines and 157g double-side halftone paper for the covers of Sales edition and Channel edition of China Marketing and China Business & Trade and 200g double-side halftone paper for the covers of Case edition of China Marketing. All editions of the magazines are currently published in Chinese and circulated within the greater China area, which includes mainland China and Hong Kong.

Each issue of China Marketing focuses on specific topics. The first monthly issue of the magazine, the Sales edition, is a blend of overall discussion on sales and marketing for executives who need to keep track of the latest developments in their industries. This issue also introduces creative and successful marketing strategies and analyzes market trends of different industries and new business opportunities. It offers the readers a macro view of the developments and trends in various industries across China. Competitive and sales strategies are proposed to readers who need advice on formulating an appropriate strategy for their products. Practical methodologies are also presented to facilitate the readers in managing their business operations. The second issue of the magazine, the Case edition, features sales and marketing case studies. This edition includes detailed reports by industry experts that explain different sales and marketing techniques and theories underlying the featured case study. These cases focus mainly on business sales and marketing events that have occurred in China. These case studies offer our Chinese readers some insight into particular sales and marketing approaches used by the companies who are the subject of the case study. The third issue, the Channel edition, is tailored to supply chain management executives. This edition provides information on the supply chain management process including, manufacturers, distributors, and logistics management.

China Business & Trade is published to provide readers with a comprehensive view of basic marketing theories and applications through real business examples. The target readers for the magazine are sales and marketing executives working in early stage (emerging) local businesses.

The physical printing, assembling and production of the magazines are outsourced to independent third party printers. The printers are responsible for typesetting the articles, proof reading, plate-making, paper supplying, binding and packaging. Specifically, the printing works of the publication of Sales edition and Case edition of China Marketing and some copies of China Trade & Business have been contracted to Henan Xinhua Printing Factory. The printing works of the publication of Channel edition of China Marketing and some copies of China Trade & Business have been contracted to Henan Ruiguang Printing Co., Ltd.

Under these outsourcing agreements, the paper cost accounts for a large proportion of the quoted price. The printing price equals to the quantity of units multiplied by the unit price which is a fixed price under the agreement. This fixed price remains constant during the term of the agreement. Therefore, the printer assumes the risk of increasing paper costs.

We outsource the production of our magazines to independent third party printers because we are not in the printing business. We believe it is commercially beneficial for us to hire the independent printers who have more professional knowledge of printing than we do.

Advertising

In addition to generating revenues through sales of our magazines, we also generate revenues through the sale of advertising that is placed in our magazines.

Based on the market position of each edition of the magazines, our marketing team identifies the sort of potential clients that would be interested in advertising in our magazines and offers them an advertising package within the magazines. Also, our magazines have built up a base of clients that regularly advertise in the magazines.

Our Content

CMO’s editorial department is solely responsible for providing the editorial content of the magazines.

The content of our magazines can be broken down into three categories consisting of topics of interest, case studies and management practice. Topics of interest are identified by CMO’s editors and articles are prepared by CMO editors based upon publicly available information about the particular topic. Case studies on actual sales and marketing events are identified by CMO’s editors, who also provide commentary and analysis on these case studies. Freelance writers are retained to write articles on management practices in the sales and marketing industry. These management practice articles are designed to utilize real life experiences to provide readers with solutions to their sales and marketing problems and general sales and marketing guidance.

Our Distribution Channels

Currently, our distribution network consists of over sixty distribution agencies and 30,000 shops covering over 300 cities throughout China. We plan to develop a more comprehensive distribution network for our magazines that we hope will eventually reach all major cities in China.

There are three main distribution channels for our magazines in China:

(1) postal subscription based distribution;

(2) direct order distribution; and

(3) agency based distribution.

Our first distribution channel, postal subscription based distribution, involves the distribution of our magazines by Chinese post offices. Unlike the United States, subscribers of our magazines and other magazines published in China, can request a subscription directly from the post offices in China who arrange delivery of the magazines to the address requested by the subscriber. Direct order based distribution involves a direct request from a subscriber to us for a single issue or multiple issues of our magazines that do not involve an ongoing subscription. Upon receipt of this request, we deliver the ordered issues to the address requested by the subscriber. Finally, agency based distribution, involves the delivery by us of our magazines to sales agents who then distribute the magazines to retail sales agents who sell the magazines from various locations throughout China.

As of September 30, 2006, the circulation of our magazines for the nine month ended September 30, 2006, was 2.8 million units, among which, 66% of sales were made through retail agents such as newsstands, airports, subways and bookstores throughout China. These retail agents obtained our magazines from our distribution agents who operate throughout China. The remaining 34% of our sales were through postal subscriptions (33%) and direct orders (1%). As of December 31, 2005, the annual circulation of our magazines was approximately 4.06 million units, among which 70% of sales were made through retail agents such as newsstands, airports, subways and bookstores throughout China. The remaining 30% of our sales were through postal subscriptions (28%) and direct orders (2%).

The following table lists the annual circulation of our magazines during the fiscal year ending December 31, 2005:

Different editions	China Marketing (Sales edition)	China Marketing (Case edition)	China Marketing (Channel edition)	China Business & Trade	Total
Distribution agents	1,007,228	687,850	831,464	267,593	2,794,135
Subscriptions through post offices	373,749	373,998	374,172	11,884	1,133,803
Direct subscriptions	47,565	40,352	46,164	2,673	136,754
Total	1,428,542	1,102,200	1,251,800	282,150	4,064,692

The following table lists our principal distribution agents and their distribution areas:

Names of Distribution Agents	Distribution Area

Guangzhou Qiankuntai Bookstore	Guangzhou

Huadao Consulting Co., Ltd.	China

Nanjing Cultural Development Co., Ltd.	Nanjing

Shandong Qianyan Culture Dissemination Co., Ltd	Shangdong Province

Zhengzhou Huanghe Culture Group	Henan Province

Changsha Youyou Reading Group	Hunan Province

Hangzhou Tianyi Books Co., Ltd	Hangzhou

We have entered into a distribution agreement with each of these principal distributors. The distribution agreement has a one year term that is automatically renewed for an additional year unless either party provides the other with notice of termination one month prior to the end of the term. Pursuant to the agreement, the distributor has the obligation, at its own expense, to sell and deliver our magazines to retail agents and readers within the distributor’s authorized distribution territory. Our distributors receive sales commissions on the distribution of our magazines ranging from 40 to 45 percent of total proceeds generated by their sales.

Prices of Our Products

The fixed retail price of the Sales edition and the Channel edition of China Marketing is RMB 7.5 per issue (approximately, $0.95) and the fixed retail price of the Case edition of China Marketing is RMB 10 per issue (approximately $1.27). Subscribers who subscribe to our magazines directly pay this same fixed retail price per issue on an issue by issue basis.

The subscription price paid for all editions of China Marketing by those subscribers who subscribe through post offices in China is RMB 7.5 per issue (approximately $0.95). Subscribers who subscribe through post offices in China are charged through an annual payment arrangement where they pay for the annual subscription fees at the beginning of each year based upon the number of issues that will be published during the year.

The fixed retail price, as well as the price paid per issue by subscribers who order directly from us or who subscribe through post offices in China for our China Business & Trade magazine is RMB 6.0 per issue (approximately $0.76).

In the past, when we have developed new editions of our magazines or a new magazine title, we have employed a “bundle” pricing approach in order to attempt to increase the overall pool of subscribers or readers. Through this approach, we bundle our newly developed editions or magazines, e.g., the China Business & Trade magazine, with our older more widely read editions, e.g., the Sales edition, at a discounted price to the price that the subscriber would have paid for both editions separately. As a result, the newly developed editions can penetrate into the market more quickly than if they were sold separately. We plan to use this approach in the future if we develop new editions or begin to publish new magazine titles. We define the newly developed editions or magazine as which have been issued not more than two years.

Competition

Both local and overseas publishers issue business related magazines in China. Business Week, Harvard Business Review, Forbes, and Fortune are some of the well-known international business magazine titles that have Chinese versions published in China. These magazines publish translated articles from the English version and develop some local stories with the editorial staff hired by the local publishing houses.

Our local competition consists of three sub-titles, namely New Selling, Successful Selling, and Contemporary Selling. We believe that our magazines currently have a higher annual circulation than these competitors.

We compete with our competitors based upon the price of our magazines, the quality of the articles and information that we publish, and the design features of our magazines. We believe that prices of our magazines are lower than the prices of our international competitors such as Business Week, Harvard Business Review, Forbes and Fortune and our local competitors, such as New Selling, Successful Selling and Contemporary Selling. We believe that the quality and design features of our magazines are superior to the quality and design features of New Selling, Successful Selling and Contemporary Selling but not as good as our international competitors. Finally, we believe that our magazines have better brand recognition than our local competitors.

Our Intellectual Property

We believe that our business is dependent in part on our ability to establish and maintain the copyright of the content and titles of our magazines.

We have registered our magazines with the General Administration of Press & Publication of China and obtained the national code CN41-1210/F for China Marketing and CN11-3443/F for China Business & Trade. In addition, we obtained international standard codes for both China Marketing and China Business & Trade, which are ISSN1005-3530 and ISSN1005-5800, respectively. These codes, respectively, are printed on the last page of each publication.

We have registered our magazines’ titles “China Marketing” and “China Business & Trade” as trademarks with the Trademark Office of the State Administration for Industry and Commerce of China. We use our trademarks for the sales and marketing of our magazines.

We have registered our www.cmmo.com.cn Internet domain name. The articles and other contents of our magazines are protected by copyright laws of China.

Our Research and Development Initiatives

We do not currently undertake any research and development activities and have not spent any money on research and development activities during our last two fiscal years.

Government Regulation

General

The media and advertising industry in China is governed by the State Council, which is the highest authority in the executive branch of China’s central government, and several ministries and agencies under its authority, including the State Administration for Industry and Commerce, the State Administration of Radio, Film and Television, the General Administration of Press and Publication , the Ministry of Culture and the State Council News Office.

Regulations Regarding Foreign Investment in the Chinese Media Sector

On July 6, 2005, the Chinese government promulgated Certain Opinions on the Introduction of Foreign Investment in Cultural Fields, which provide an overall framework with respect to foreign investments in Chinese media and other cultural sectors. This document specifies the areas in which foreign investments are permitted or prohibited in accordance with China’s commitments regarding its entry into the World Trade Organization or WTO. Under the document, foreign investment in the media sector is permitted in the areas of printing of packaging and decorating materials, redistributing books, newspapers, periodicals, producing of recordable disks, duplication of read only disks, and engaging in works of art and the construction and operation of performance sites, cinema, event brokerage agencies and movie technology. In addition, pursuant to the Administrative Measures on Foreign-Invested Enterprises in Redistribution of Books, Newspapers and Periodicals issued by the General Administration of Press and Publication and the Ministry of Commerce, effective May 2003, foreign investors are permitted to establish wholly foreign owned redistribution companies that redistribute and sell, on the wholesale or retail level, books, newspapers or periodicals that have already been published by a licensed content-oriented company in China.

Censorship of Advertising Content by the Chinese Government

The advertising industry in China is governed by the Advertising Law which came into effect in February 1995. In addition, principal regulations governing advertising services in China include: (1) the Advertising Administrative Regulations, effective December 1987; and (2) the Implementing Rules for the Advertising Administrative Regulations, effective January 2005. Chinese advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, the supernatural, violence, discrimination or infringement of the public interest. There are specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, foodstuff, alcohol, cosmetics and others. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, periodical and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising operators and advertising distributors are required by Chinese advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents in connection with any advertisements and verify that the content of such advertisements comply with applicable Chinese laws and regulations. In addition, prior to distributing advertisements for certain commodities that are subject to government censorship and approval, advertising distributors are required to ensure that governmental review has been performed and approval obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the relevant administrative authorities may order violators to cease their advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business. At the present time, we are not subject to any of the penalties mentioned above.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

General

We generate revenues through sales of our magazines and through sales of advertising space in our magazines. During the period from January 1, 2004 until December 31, 2005, we generated $3,078,781 in revenues from the sale of our magazines and $8,690,876 in revenues from the sale of advertising space in these magazines. During the nine month period ended September 30, 2006, we generated $1,060,099 in revenues from the sale of our magazines and $4,152,343 in revenues from the sale of advertising space in these magazines.

Although Media Challenge became our wholly-owned subsidiary following the reverse acquisition transaction, because this transaction resulted in a change of control, the transaction was recorded as a “reverse merger” whereby Media Challenge was considered to be the accounting acquirer of Infolife (our previous name). Because we are a holding company that only operates through our indirect Chinese subsidiaries, the discussion below of our performance is based upon the financial statements of our Chinese subsidiaries as of and for the nine-month period ended September 30, 2006 and the audited financial statements of our Chinese subsidiaries for the period from inception through December 31, 2005.

Industry Wide Factors that are Relevant to Our Business

We believe that the media and advertising industry in China is one of the fastest growing in the world and presents numerous opportunities for consolidation and growth. According to ZenithOptimedia’s April 2006 Advertising Expenditure Forecasts, advertising spending in China is expected to increase to $10.62 billion in 2008 from $6.44 billion in 2005, a growth rate of 66% from 2005 to 2008. In 2008, China would become the 5th largest advertisement market in the world while it was the 7th largest advertisement market in the world in 2005. In addition, we believe China’s hosting of the Olympic Games in Beijing in 2008 and the International World Exposition in Shanghai in 2010 will benefit its advertising industry. In light of China’s growing number of consumers with rising income and increasing consumer spending, we believe that the media and advertising industry in China represents an attractive area where we could generate more revenues in the future.

Results of Operations

Nine Month and Three Month Periods Ended September 30, 2005 and 2006

The following table presents a summary of our results of operations during the nine and three month periods ended September 30, 2006 and 2005:

	Three Months Ended September 30,
Item	2006	2005	Increase (Decrease)	% Increase (% Decrease)
Revenue	2,235,428	1,406,348	829,080	58.9%
Cost of Sales	546,750	614,453	(67,703)	(11%)
Gross Profit	1,688,678	791,895	896,783	113.2%
Operating Expenses	452,649	232,821	219,828	94.4%
Other Income (expense)	(31,114)	(23,267)	(7,847)	33.7%
Provision for Taxes	20,547	98,314	(77,767)	(79.1%)
Net income	1,184,368	437,493	746,875	170.7%

	Nine Months Ended September 30,
Item	2006	2005	Increase (Decrease)	% Increase (% Decrease)
Revenue	5,212,442	4,105,175	1,107,267	26.9%
Cost of Sales	1,662,964	1,730,849	(67,885)	(3.9%)
Gross Profit	3,549,478	2,374,326	1,175,152	49.5%
Operating Expenses	1,005,735	599,502	406,233	67.8%
Other Income (expense)	(47,165)	(10,137)	(37,028)	365.2%
Provision for Taxes	110,298	415,470	(305,172)	(73.4%)
Net income	2,386,280	1,349,217	1,037,063	76.8%

Revenue

Our revenues during the three month period ended September 30, 2006 amounted to $2,235,428, which is $0.83 million or almost 58.9% more than the same three month period of the prior fiscal year of 2005, when we had revenues of $1,406,348. Revenues attributable to sales of our magazines decreased $42,875 during the three month period ended September 30, 2006 as compared to the same period in 2005 while advertising revenues for the three month period ended September 30, 2006 increased by $871,955 as compared to the same period in 2005. The overall increase in our revenues is attributable to increased advertising revenues. Sales of our magazines decreased during the three month period ended September 30, 2006 mainly because of the rapid development of online newspapers and magazines that reduced readership generally and advertising revenues increased during such period mainly because we sold more commercial advertising space than the same period of the prior fiscal year. The price of commercial advertising is two or three times higher than the price of the other two kinds of advertising that we sell to our customers (Consultation Advertisement and Partnership Advertisement).

Our revenues during the nine month period ended September 30, 2006 amounted to $5,212,442, which is $1.107 million or almost 26.9% more than the same nine month period of the prior fiscal year of 2005, when we had revenues of $4,105,175. Revenues attributable to sales of our magazines decreased $164,230 during the nine month period ended September 30, 2006 as compared to the same period in 2005 while advertising revenues for the nine month period ended September 30, 2006 increased by $1,271,497 as compared to the same period in 2005. The overall increase in our revenues is attributable to increased advertising revenues. Sales of our magazines decreased during the nine month period ended September 30, 2006 because of the rapid development of online newspaper and magazines that reduced readership generally and advertising revenue increased during such period because we sold more commercial advertising space than the same period of the prior fiscal year. The price of commercial advertising is two or three times higher than the price of other two kinds of advertising that we sell to our customers (Consultation Advertisement and Partnership Advertisement).

Components of Revenues

The following table shows the different components comprising our total revenues during the three and nine month periods ended September 30, 2006 and 2005.

Revenue Category	Three Months Ended 9/30/06	Three Months Ended 9/30/05	Nine Months Ended 9/30/06	Nine Months Ended 9/30/05

Magazine Sales	344,750	387,625	1,060,099	1,224,329

Advertising Space Sales	1,890,678	1,018,723	4,152,343	2,880,846

Cost of Sales

Our cost of sales during the three month period ended September 30, 2006 and during the same period in 2005 was $546,750 and $614,453, respectively, which accounts for 24.5% and 43.7%, respectively, as a percentage of total revenues during the applicable periods. The dollar amount of the costs of goods sold decreased with the growth of annual revenues, while its percentage of annual revenues also declined each year by about 19.2%. This improvement is attributable to the decrease on the cost of printing per copy and the decreased total amount of circulation of our magazines in year 2006. The decrease in the cost of printing per copy is mainly attributable to the decreased number of pages included in each issue of our magazines during the three month period in 2006 as compared to the same period in 2005. Since February 2006, we have reduced the number of pages per issue of our Sales edition and Channel edition of China Marketing from 96 pages to 88 pages. Since February 2006, we have also reduced the number of pages of our Case edition of China Marketing from 96 pages to 80 pages.

Our cost of sales in the 2006 nine month period and the 2005 nine month period was $1,662,964 and $1,730,849, respectively, which accounts for 31.9% and 42.2%, respectively, as a percentage of total revenues during the applicable periods. The dollar amount of the costs of goods sold decreased with the growth of annual sales, while its percentage of annual revenues also declined each year by about 10.3%. This improvement is attributable to the decrease of the cost of printing per copy and the decreased total amount of circulation our magazines in year 2006. The decrease in the cost of printing per copy is mainly attributable to the decreased number of pages included in each issue of our magazines during the nine month period in 2006 as compared to the same period in 2005. We reduced the number of pages per issue of our Sales edition and Channel edition of China Marketing from 96 pages to 88 pages. We reduced the number of pages of our Case edition of China Marketing from 96 pages to 80 pages.

Expenses

Our expenses consist of payroll and other general and administrative expenses. Payroll expense was $74,738 during the three month period ended September 30, 2006 compared to $64,793 during the same period of 2005. The difference in payroll expense is mainly a result of higher compensation paid to employees who sell advertising. Payroll expense was $211,224 in the 2006 nine month period compared to $150,587 in the 2005 nine month period. The difference in payroll expense is mainly a result of higher compensation paid to employees who sell advertising.

Our other general and administrative expenses were $377,911 (16.9% of total sales) and $168,028 (11.9% of total sales) in the 2006 three month period and the 2005 three month period, respectively. Our other general and administrative expenses were $794,511 (15.2% of total sales) and $448,915 (10.9% of total sales) in the 2006 nine month period and the 2005 nine month period, respectively. The increase of our other general and administrative expenses are mainly due to $246,500 or 1150% increase of legal and audit fees and $65,395 or 131% increase in travel expense.

Income taxes

We incurred income taxes of $20,547 during the 2006 three month period and $110,298 during the 2006 nine month period. This is a decrease of 79% from the taxes we incurred in 2005 three month period and 73.5% from the taxes incurred in the 2005 nine month period, that amounted to $98,314 and $415,470, respectively. We paid less tax in 2006 because of a tax incentive available to one of our subsidiaries in 2006 that was not available to it in 2005. In 2006, one of our subsidiaries, Shenzhen New Media Advertising Company Ltd., which generated most of our revenues, was exempt from taxes at the national level whereas in 2005 most of our revenues came from another subsidiary, Shenzhen New Media, which paid taxes at a rate of 15% on its income.

Net income (profit after taxes)

We earned net income of $1,184,368 during the 2006 three month period and $2,386,280 during the 2006 nine month period. This is an increase of $746,875 and $1,037,063, or approximately 170.7% and 76.8%, respectively, from the 2005 three month period and the 2005 nine month period. The increase in our net income in 2006 was primarily attributable to the increase of our total revenue, gross profit margin and the decrease in income tax.

Fiscal Year Ended December 31, 2005 and 2004

The following table summarizes the results of our operations during the fiscal years ended December 31, 2005 and 2004. It provides information regarding the dollar and percentage increase or (decrease) from the 2004 fiscal period to the 2005 fiscal period:

	Year Ended December 31,
Item	2005	2004	Increase (Decrease)	% Increase (% Decrease)
Revenue	6,666,111	5,103,546	1,562,565	30.6%
Cost of Sales	2,462,412	2,334,937	127,475	5.4%
Gross Profit	4,203,699	2,768,609	1,435,090	51.8%
Operating Expenses	769,928	667,041	102,887	15.4%
Other Income (expense)	(32,712)	25,015	(57,727)	(230.7%)
Provision for Taxes	634,498	236,137	398,361	168.7%
Net income	2,766,561	1,890,446	876,115	46.3%

Revenue

Our revenues in fiscal year 2005 amounted to $6,666,111, which is $1.56 million or almost 30.6% more than that of fiscal year 2004, when we had revenues of $5,103,546. The increase in our revenues is attributable to increased sales of our magazines and advertising space in our magazines.

Components of Revenues

The following table shows the different components comprising our total revenues during each of the past two fiscal years.

Revenue Category	2005	2004

Magazine Sales	1,633,092	1,445,689

Advertising Sales	5,033,019	3,657,857

Total	6,666,111	5,103,546

Cost of Sales

Our cost of sales in fiscal years 2005 and 2004 was $2,462,412 and $2,334,937, respectively, which accounts for 36.9% and 45.7%, respectively, as a percentage of total revenues. The dollar amount of the costs of goods sold increased with the growth of annual sales, while its percentage of annual sales declined each year by about 8.8%. This improvement is mainly attributable to the decrease of the cost of returning magazines. The returning policy we granted to all the bookstores and newsstands through our distribution agents was modified in year 2005, which lowered the maximum percentage of returning magazines from 15% to 10% at small cities and from 50% to 40% at major cities such as Beijing, Shanghai and Guangzhou.

Expenses

Our expenses consist of payroll and other general and administrative expense. Payroll expense was $178,616 in the 2005 fiscal year compared to $135,264 in the 2004 fiscal year. The difference of $43,352 in payroll expense is mainly a result of higher compensation paid to employees who sell advertising.

Our other general and administrative expenses were $582,705 (8.7% of total sales) and $531,777 (10.4% of total sales) in fiscal years 2005 and 2004, respectively. The increase of other general and administrative expenses are mainly due to $29,622 or 78.8% increase of our travel expense.

Financial Costs

Our financial expenses consist of interest expense. Our financial expenses were $56,949 in the fiscal year ended December 31, 2005 compared to $7,673 in the fiscal year ended December 31, 2004. Interest expense in fiscal year 2005 consists of interest on amounts payable to Shenzhen Media under our Entrust Agreement. This interest obligation did not exist during the 2004 fiscal year.

Income taxes

We incurred income taxes of $634,498 in 2005. This is an increase of 168.7% from the taxes we incurred in 2004, which amounted to $236,137. We paid more taxes in 2005 mostly because of our higher income in 2005 compared to 2004.

Net income (profit after taxes)

We earned net income of $2.77 million in fiscal year 2005. This is an increase of $0.88 million or approximately 46% from fiscal year 2004 net income of $1.89 million. The increase in our net income in 2005 resulted mainly due to the factors described above.

Liquidity and Capital Resources

As of September 30, 2006, we had a cash balance of $1,629,072 and net current assets of $4,467,184. As of such date, we do not have any outstanding indebtedness for borrowed money. Due to the nature of our business, we do not require substantial amounts of plant and equipment. As a result, we have no plans to acquire or to sell any substantial amount of assets in the next 12 months.

Our current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels for at least the next twelve months. However, in order to expand operations, management believes it will be necessary for us to raise additional capital either through sale of equity securities or through debt financing. Full implementation of the current expansion plans, which include the potential acquisition of other magazines and/or advertising businesses will require approximately $2,500,000 in additional capital.

Inflation

Our results of operations have not been affected by inflation and management does not expect that inflation risk would cause material impact on its operations in the future.

Seasonality

Our results of operations are not materially affected by seasonality and we do not expect seasonality to cause any material impact on our operations in the future.

Currency Fluctuations

Our operating subsidiaries are located in China. All expenses of the subsidiary and revenue received from customers are incurred in China denominated in Renminbi as the functional currency. Based on Chinese government regulation, all foreign currencies under the category of current accounts are allowed to be freely exchanged with hard currencies. During the past years of operation through July of 2005, there were no significant changes in exchange rates. On July 21, 2005, the Chinese government changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the Chinese government. From August 2005 through September 2006, the value of RMB against US dollars appreciated by 2.5%, from RMB8.1/US$1 to RMB7.9/US$1.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in China are not insured by any government entity or agency.

Trade Accounts Receivable. Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No provision has been made for uncollectible accounts on the December 31, 2004, December 31, 2005 and September 30, 2006 balance sheets.

Revenue Recognition. Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company publishes two magazines - China Marketing (Xiao Shou Yu Shi Chang) and China Business & Trade (Zhong Guo Shang Mao) in China. The Company publishes three issues of China Marketing per month, including a sales edition, case edition and channel edition. The Company publishes one issue of China Business & Trade per month, which is the training edition.

The Company recognizes revenue for the advertising sales when the customer’s advertisement has been published. In addition, the Company recognizes revenue from the publishing of above magazines when the risks and rewards of ownership of the goods have transferred to the customer, which is usually on delivery or when title passes.

Subscription fees collected are classified with other payables on the balance sheet until the criteria for revenue recognition are completed.

Cost of Goods Sold. Cost of goods sold includes printing costs, labor costs, amortization and value added taxes incurred by the Company in the production of its magazines.

Foreign Currency and Comprehensive Income. The financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (“RMB”) of the PRC. The financial statements are translated into US dollars from RMB using exchange rates at the end of the period for assets and liabilities and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the Closing Rate Method in currency translation of the financial statements of the company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Restrictions on Transfer of Assets Out of the PRC. Dividend payments by Shenzhen New Media and its subsidiary are limited by certain statutory regulations in China. No dividends may be paid by Shenzhen New Media without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

Risk Factors

RISKS RELATING TO OUR BUSINESS

A large portion of our revenues comes from advertising. In a down economy, advertising budgets are usually the first budgets to be cut. Therefore, if there is a general downturn in the economy, we may suffer more severe effects than other businesses.

A substantial portion of our revenues is derived from the sale of advertising space. If there is a future general economic downturn or a recession in China, our advertisers may reduce their advertising budgets. Also, even slight downturns in the economy may cause our advertising customers to advertise less or negotiate lower rates with us. Any general decline in the amount of advertising that our clients place with us would result in a decline in our revenues and our net income.

Government regulation of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results.

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. We will have to convert a portion of these revenues into other currencies in order to make payments to those of our service providers and others who do not transact business in RMB. Under the PRC's existing foreign exchange regulations, we will be able to make payments to parties that do not transact business in RMB without prior approval from the State Administration on Foreign Exchange or SAFE by complying with various procedural requirements. The Chinese Government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we may not be able to pay service providers or others whom we work with that transact business in currencies other than the RMB. The value of the RMB against the US dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China or PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. Any devaluation of the RMB, however, may materially and adversely affect the value of our assets and our financial results, since we will receive substantially all of our revenues, and express our profits, in RMB.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries and their contractual relationship with CMO and the business incident to such contractual relationship. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

We face strong competition from both local and foreign competitors. Many of these competitors have more resources than we have making it difficult for us to effectively compete.

Our magazines compete with a number of other magazine publishers. Both local and overseas publishers issue business related magazines in China, some of which may have substantially greater financial resources than us that may enhance their ability to compete in the publication of sales and marketing periodicals. In addition, we face broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of the sales team.

Fluctuations in the cost of paper, which can result in increases in the price we pay to third parties to print our magazines, can have a significant effect on our operating results.

The physical printing, assembling and production of the magazines are outsourced to independent third party printers pursuant to outsourcing agreements that we have entered into with these printers. Under these outsourcing agreements, the paper cost accounts for a large proportion of the quoted price. The printing price is equal to the quantity of units multiplied by the unit price, which is a fixed price under the agreement. This fixed price remains constant during the term of the agreement. Therefore, the printer assumes the risk of increasing paper costs during the term of the agreement. However, these agreements generally have a term of one year and, therefore, increases in paper costs could result in increased outsourcing costs for us from year to year. Unexpected or significant increases in paper prices may have an adverse effect on our future results of operations. We may not be able to recoup paper cost increases by passing them through to our advertisers and readers and, accordingly, such cost increases could have a material adverse effect on our results of operations.

Our success is dependent on our ability to modify our magazines and develop new media products to address current trends in our industry. The development of new products is costly and time consuming with no guaranty that the new product will generate our intended results.

Our success depends, in large part, on our ability to monitor the sales and marketing community in China and market trends, and to adapt our magazines and any new media products that we develop to the evolving information needs of existing and emerging target audiences. Our future success will depend in part on our ability to continue offering new publications and services that successfully gain market acceptance by addressing the needs of specific audience groups within our target markets. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, is inherently risky and costly with no guarantee of success. New publications typically require several years and significant investment to achieve profitability. We can’t guaranty that our efforts to introduce new, or assimilate acquired, publications or services will be successful or profitable. Costs related to the development of new publications are expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key editorial staff and senior management personnel, including chief editor, Yingsheng Li, who has over ten years of experience in the publication business. They also depend in significant part upon our ability to attract and retain additional qualified management, editorial staff, marketing and sales and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the publication, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

Since we publish our magazines in China, we are subject to the Chinese Advertising Law, which imposes upon us restrictions regarding the content of our publication and our ability, as a foreign corporation, to own media assets in China.

The advertising industry in China is governed by the Advertising Law which came into effect in February, 1995. Advertisers, advertising operators and distributors, including entities such as ourselves, which engage in advertising activities are required to comply with applicable procedures and provisions under the Advertising Law. If our operations are determined to be in breach of the Advertising Law, penalties may be imposed which include fines, confiscation of advertising fees, orders to cease dissemination of the relevant advertisement and orders to publish an advertisement with corrective information.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s political or economic situation could harm us and our operational results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	Level of government involvement in the economy;

•	Control of foreign exchange;

•	Methods of allocating resources;

•	Balance of payments position;

•	International trade restrictions; and

•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could harm our operations.

A renewed outbreak of SARS or another widespread public health problem in China, where our operations are conducted, could have a negative effect on our operations.

Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could damage our operations.

Recent Chinese merger and acquisition regulations may limit our ability as to acquire assets and equity interests of Chinese companies, which could hinder our ability to expand in China and adversely affect our long-term profitability.

On August 8, 2006, the Ministry of Commerce, together with several other government agencies, promulgated a set of regulations entitled “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, ” which became effective on September 8, 2006, covering all acquisitions of assets and equity interests of Chinese companies by foreign investors, including overseas companies under the de facto control of Chinese persons or entities. Depending on the structure of the transaction, these regulations will require the target Chinese companies to make a series of applications to the aforementioned agencies, some of which must be made within strict time limits and depend on approvals from one or the other of the aforementioned agencies. If obtained, approvals will have expiration dates by which a transaction must be completed. It is expected that compliance with the regulations will be more time consuming than in the past, will be more costly and will permit the government much more extensive scrutiny and control over the terms of the transaction. Therefore acquisitions in China may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process and may not be completed, even if approved, if they are not consummated within the time permitted by the approvals granted. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Our common stock is quoted on the Pink Sheets which may have an unfavorable impact on our stock price and liquidity.

Our common stock is currently quoted on the Pink Sheets and we plan to take action to have our common stock quoted on the OTC Bulletin Board. The Pink Sheets and the OTC Bulletin Board are significantly more limited markets than the New York Stock Exchange or Nasdaq system. The quotation of our shares on the Pink Sheets or the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of December 26, 2006, the closing bid and asked prices for our common stock were $0.40 per share and therefore, it is designated a “penny stock.” As a “penny stock”, our common stock may become subject to Rule 15g-9 under the Exchange Act of 1934, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain of our stockholders hold a significant percentage of our outstanding voting securities.

Our three major stockholders, Yingsheng Li, Xiaofeng Ding, and Dongsheng Ren, own in excess of 80% of our outstanding voting securities. They own 36.10%, 24.45% and 22.13% of our outstanding common stock, respectively. As a result, they possess significant influence, giving them the ability, among other things, to elect a majority of our Board of Directors and to authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Item 3. DESCRIPTION OF PROPERTY.

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. The period of initial land use is usually several years long and may be renewed at the expiration of the initial term and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

Our main executive office is located at RMA 901, KunTai International Mansion, No. 12 Chaowai Street, Beijing, 100020, China. We have land use rights relating to the land and physical office space within the building where our offices are located. These land use rights initially expire in 2056.  This location has a total of 630 square feet of working space including 150 square feet open working area, two large conference rooms, six small meeting rooms and eight offices.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the stock ownership of each of our executive officers and directors, of all executive officers and directors, as a group, and of each person known by us to be a beneficial owner of 5% or more of our Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other rights to acquire additional securities of the Company except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Yingsheng Li
No.3 Garden, Jing Ba Road, Jin Shui District, Zhengzhou, China	9,958,425	36.10%

Xiaofeng Ding
No.1 Garden, Jing Yi Road, Jin Shui District, Zhengzhou, China	6,746,077	24.45%

Dongsheng Ren
No.97 Pai Fang Street, Jin Niu District, Chengdu, China	6,103,498	22.13%

Bin Li
Zhubang 2000, Ba Li Zhuang, Chao Yang District, Beijing, China	0	0%

Yifang Fu
# 1806, Building M, Da Wang Street, Chao Yang District, Beijing, China	0	0%

All officers and directors as a group (5 persons named above)
above)	22,808,000	82.68%

Item 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position

Yingsheng Li	46	President, Chief Executive Officer and Chairman

Bin Li	42	Executive Director

Xiaofeng Ding	35	Director

Dongsheng Ren	32	Director

Yifang Fu	33	Chief Financial Officer

Biographical Information

Yingsheng Li, has been our Chief Executive Officer, President and Chairman since December 31, 2005. Mr. Li has been working for our magazines for over 11 years. Mr. Li has more than 10 years of experience in magazine publishing and has worked in a number of different positions such as a reporter, director, and associate editor at CMO. Mr. Li was named one of the top ten publishers by the Henan Provincial Government in 2002. Mr. Li holds a bachelor’s degree in Commerce and a postgraduate degree in Economics from Zhengzhou University.

Xiaofeng Ding, has been our director since December 31, 2005. Mr. Ding has been working for the magazines for over 5 years and became the distribution manager of CMO in 2000. Mr. Ding handles negotiations for distribution contracts and assists in maintaining and establishing relationships with advertising agencies. Mr. Ding graduated from He Fei Industry University of China in 1990 with a bachelor’s degree in Material Science and Engineering. He also received a postgraduate degree in national economics at Zhengzhou University in 2002.

Dongsheng Ren, has been our director since December 31, 2005. Prior to joining our Company in 2003, Mr. Ren worked at the Bank of Nanfang as an assistant general manger and general manager from 2000 to 2003. Mr. Ren has more than 7 years of experience in asset management and investment banking. He received his Bachelor’s degree in electronic engineering and a master’s degree in international economics from Xian Jiao Tong University in 1993 and 1996 respectively.  He has been a qualified accountant in China since 1999.

Bin Li, has been our executive director since December 31, 2005. Before joining the Company in March 2004, Mr. Li worked as the Vice President of Henan Huayuan Corporation, a food service business, from 1996 to 2000. In 2001, Mr. Li was admitted to the School of Management of Xian Jiaotong University and received his Ph.D. in Management in 2004.

Yifang Fu, has been our Chief Financial Officer since November 2006. Ms. Fu worked as a staff accountant at CA Imports, LLC., an import/export business based in Brimfield, Ohio, from March 2001 to December 2004. Ms. Fu joined Century 21 China Real Estate as a senior accountant in charge of US GAAP reports in April 2005. From November 2005 to October 2006, Ms. Fu was a senior budget/financial analyst of E & W Global Financial Inc., a financial consulting firm, in Beijing, China.

Board Composition and Committees

The board of directors is currently composed of four members, Yingsheng Li, Xiaofeng Ding, Dongsheng Ren and Bin Li. All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We currently do not have standing audit, nominating or compensation committees. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

Family Relationships

There are no family relationships among our directors or officers.

Code of Ethics

On December 28, 2006, our Board of Directors adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics has been filed as Exhibit 14 to this registration statement.

Item 6. EXECUTIVE COMPENSATION.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to Li Tse Tang, our former Chief Executive Officer and Yingsheng Li our current Chief Executive Officer for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Yingsheng Li, CEO (1)	2005	15,000	-	-	-	-	-	-	15,000
	2004	15,000	-	-	-	-	-	-	15,000

Li Sze Tang, Director, and CEO (1)(2)	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
								-

(1) On December 31, 2005, we acquired Media Challenge in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Yingsheng Li became the Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Li Sze Tang served Media Challenge as Chairmen. The annual, long term and other compensation shown in this table includes the amount Mr. Li Sze Tang received from Media Challenge prior to the consummation of the reverse acquisition.

(2) Li Sze Tang tendered his resignation to us upon the closing of the reverse acquisition of Media Challenge on December 31, 2005. Mr. Tang resigned from all offices he held with us and as our director on December 31, 2005.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives, during the fiscal year ended December 31, 2005.

Employment Agreements

We have employment agreements with the following executive officers. We do not have any employment agreements with any of our other executive officers.

We entered into an employment agreement with our Executive Director, Bin Li, on March 1, 2004. This agreement expires on March 1, 2007. We expect that this agreement will be renewed by the parties upon its expiration. Under the terms of the agreement, we are obligated to pay Mr. Li a monthly salary of RMB 5,000 (approximately, $633).

We entered into a temporary employment agreement with our Chief Financial Officer, Yifang Fu, on December 15, 2006. This agreement expires on February 28, 2007. We expect that this agreement will be renewed by the parties upon its expiration. Under the terms of the agreement, we are obligated to pay Ms. Fu a monthly salary of RMB 10,000 (approximately, $1,266).

Director Compensation

There have been no fees earned or paid in cash for services to our directors. No stock or stock options or other equity incentives were awarded to our directors during the fiscal year ended December 31, 2005. We do not have non-equity incentive or a deferred compensation plan that our directors may participate in.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our Bylaws provide for the indemnification of our directors and officers, past, present and future, under certain circumstances, against attorney’s fees, judgments, fines and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. We will also bear expenses of such litigation for any of our directors, officers, employees or agents upon such persons promise to repay us therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Our Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO. We are parties to the Operation and Management Right Agreement with CMO. This agreement is material to the operation of our business. Under this agreement, from November 1, 2003 to October 31, 2013, our subsidiary, Shenzhen Media, is obligated to market the magazines, sell the magazines and advertising space, provide strategic planning for the magazines, and train the professional staff of CMO. Under the terms of the contract, Shenzhen Media bears all of the operating costs relating to the publishing of the magazines and is entitled to all revenues generated from selling the magazines and its advertising space.

Prior to becoming a public reporting company, we loaned money to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren. The loans are unsecured, and non-interest bearing. The balances due from the directors were $2,404,970 at nine months ended September 30, 2006. These balances were repaid to us on December 31, 2006.

On March 7, 2005, our indirect subsidiary, Shenzhen New Media, entered into an agreement of share transfer with our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren, pursuant to which, on December 21, 2005 Shenzhen New Media acquired 25.86%, 15.17% and 20.78%, respectively, of the equity of Shenzhen Media for a total purchase price of RMB 500,000 (approximately $62,500).

Item 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value. As of September 30, 2006, 27,586,002 shares were issued and outstanding. No other class of securities is authorized, issued or outstanding.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends when, and if declared by our board from funds legally available for such purposes. Upon liquidation, holders of common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of China Marketing. Stockholders do not have cumulative voting rights or preemptive rights.

We are not authorized to issue any classes of stock other than common stock.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Our common stock is quoted on the pink sheets under the symbol CMKM. The CUSIP number is 169411105. Prior to February 10, 2006, our stock symbol was IFLF. Trading in our common stock has been limited and sporadic.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. These prices are adjusted to reflect the 1 for 10 reverse split of our common stock that occurred on February 10, 2006.

Closing Bid Prices (1)
	High	Low
Year Ended December 31, 2006
1st Quarter (2)	$4.00	$0.45
2nd Quarter	$2.25	$0.10
3rd Quarter	$3.50	$1.09
4th Quarter (through December 26, 2006)	$2.05	$0.40

Year Ended December 31, 2005
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter	N/A	N/A
4th Quarter	N/A	N/A

Year Ending December 31, 2004
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter	N/A	N/A
4th Quarter	N/A	N/A

(1) The above tables set forth the range of high and low closing bid prices per share of our common stock as reported by Quote Media for the periods indicated.

(2) Market prices were only available from February 13, 2006.

Reports to Stockholders

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountants. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. We intend to maintain compliance with the periodic reporting requirements of the Securities Exchange Act of 1934.

Approximate Number of Holders of Our Common Stock

As of September 30, 2006, there were approximately 20 stockholders of record of our common stock.

Dividends

We declared total dividends amounting to $226,529 and $664,251 for the years ended December 31, 2005 and 2004, respectively. We also declared total dividends amounting to $598,205 for the nine months ended September 30, 2006. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Item 2. LEGAL PROCEEDINGS.

We are not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On December 31, 2005, we retained Child, Sullivan & Company as our initial independent auditors. On or about January 1, 2006, Child, Sullivan & Company changed its accounting practice from a corporation to a professional limited liability company named Child, Van Wagoner & Bradshaw, PLLC. As this is viewed as a separate legal entity, we terminated our auditing arrangement with Child, Sullivan & Company as our independent auditor and engaged Child, Van Wagoner & Bradshaw, PLLC, as our independent auditor for our fiscal year ending December 31, 2005 and the interim periods for 2005 and 2006. The decision to change our independent auditor was approved by the our board of directors.

None of the reports of Child, Sullivan & Company, on our financial statements for either of the past two years or subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between us and Child, Sullivan & Company, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Child, Sullivan & Company, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Further, Child, Sullivan & Company has not advised us that:

1)  internal controls necessary to develop reliable financial statements did not exist; or

2)  information has come to the attention of Child, Sullivan & Company which made it unwilling to rely upon management’s representations, or made it unwilling to be associated with the financial statements prepared by management; or

3)  the scope of the audit should be expanded significantly, or information has come to the attention of Child, Sullivan & Company that they have concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal year ended December 31, 2005.

On or about January 2, 2006 we engaged Child, Van Wagoner & Bradshaw, PLLC as our independent auditor to audit our financial statements as successor to Child, Sullivan & Company. During our two most recent fiscal years or subsequent interim period, we have not consulted with the entity of Child, Van Wagoner & Bradshaw, PLLC regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor did the entity of Child, Van Wagoner & Bradshaw, PLLC provide advice to us, either written or oral, that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during our two most recent fiscal years or subsequent interim period, we have not consulted the entity of Child, Van Wagoner & Bradshaw, PLLC on any matter that was the subject of a disagreement or a reportable event.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

On February 10, 2006, we issued 22,080,000 shares of common stock to the former shareholders of Media Challenge upon conversion of the convertible promissory notes that were originally issued to those former shareholders in connection with the reverse acquisition transaction that closed on December 31, 2005. The issuance of such shares was exempt from registration under the Securities Act of 1933, as amended, as a private transaction under Section 4(2) of the Securities Act.

Our reliance on the exemption provided by Section 4(2) of the Securities Act was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The articles of incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law. In addition, our bylaws provide that the Company shall indemnify and advance or reimburse reasonable expenses incurred by, directors, officers, employees, or agents of the Company, to the fullest extent that a Company may grant indemnification to a director under Texas corporate law, and may indemnify such persons to such further extent as permitted by law.

PART F/S

The following financial statements are included herewith immediately before the signature page to this registration statement:

1. Unaudited Consolidated Financial Statements of China Marketing for the Nine Months Ended September 30, 2006, including the balance sheets, statements of operations and statements of cash flows.

2. Audited Consolidated Financial Statements of China Marketing for Each of the Two Years in the Period Ended December 31, 2005, including the balance sheets, statements of income and comprehensive income, statements of changes in stockholders’ equity and statements of cash flows.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

Consolidated Balance Sheets	F-1

Consolidated Statements of Operations	F-2

Consolidated Statements of Cash Flows	F-3

Notes to Consolidated Financial Statements	F-4

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2005

Report of Independent Registered Public Accounting Firm	F-18

Consolidated Balance Sheets	F-19

Consolidated Statements of Income and Comprehensive Income	F-20

Consolidated Statements of Changes in Stockholders’ Equity	F-21

Consolidated Statements of Cash Flows	F-22

Notes to Consolidated Financial Statements	F-23

CHINA MARKETING MEDIA HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

CHINA MARKETING MEDIA HOLDINGS, INC.

Consolidated Financial Statements for the
Nine Months Ended September 30, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-1

Consolidated Statements of Operations	F-2

Consolidated Statements of Cash Flows	F-3

Notes to Consolidated Financial Statements	F-4

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS	September 30, 2006

Current assets
Cash and cash equivalents	$1,629,072
Accounts receivable	9,912
Prepaid expenses	423,230
Due from director	2,404,970
Total current assets	4,467,184

Other assets
Loan receivables to major sale agents	2,232,831
Investment at Ltd.	60,106
Fixed assets	1,043,628
Accumulated depreciation	(25,581)
Others	53,275
License agreement (see note 6)	1,278,040
Accumulated amortization	(372,762)
Total other assets	4,269,537
Total assets	$8,736,721

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accrued expenses and levies	$34,470
Other payable	65,696
Taxes payable	55,149
Dividend payable	297,092
Total current liabilities	452,407

Long-term debt	1,336,887

Total liabilities	1,789,294

Stockholders’ equity
Common stock; no par value; 100,000,000 shares
authorized; 27,586,002 shares issued and outstanding	1,175,757
Retained earnings	5,571,649
Accumulated other comprehensive income	200,021
Total stockholders’ equity	6,947,427

Total liabilities and stockholders’ equity	$8,736,721

See accompanying notes to unaudited financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005 Restated	2006	2005 Restated

Revenues
Sales Revenues	$2,235,428	$1,406,348	$5,212,442	$4,105,175
Cost of goods sold	546,750	614,453	1,662,964	1,730,849
Gross profit	1,688,678	791,895	3,549,478	2,374,326

Expenses
Payroll expense	74,738	64,793	211,224	150,587
Other general and administrative	377,911	168,028	794,511	448,915
Total expenses	452,649	232,821	1,005,735	599,502

Income from operations	1,236,029	559,074	2,543,743	1,774,824

Other income (expense)
Interest income	12,058	1,020	37,773	11,596
Interest expense	(75)	(6)	(241)	(207)
Investment loss from unconsolidated subsidiary	(11,704)	-	(30,446)	-
Other	(31,393)	(24,281)	(54,251)	(21,526)
Total other income (expense)	(31,114)	(23,267)	(47,165)	(10,137)

Net income before taxes	1,204,915	535,807	2,496,578	1,764,687

Provision for income taxes	(20,547)	(98,314)	(110,298)	(415,470)

Net income	1,184,368	437,493	2,386,280	1,349,217

Foreign currency translation adjustment	69,054	28,632	103,152	77,365

Comprehensive income	$1,253,422	$466,125	$2,489,432	$1,426,582

Basic and fully diluted earnings per share	$0.05	$0.02	$0.09	$0.05

Weighted average shares outstanding	27,586,002	27,586,002	27,586,002	27,586,002

See accompanying notes to unaudited financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	September 30,	Restated September 30,
	2006	2005
Cash flows from operating activities:
Net income	$2,386,280	$1,349,217
Adjustments to reconcile net income to
net cash provided by operations
Amortization and depreciation	112,322	98,283
Loss on disposal of fixed assets	4,063	-
Investment loss (equity method)	30,446	-
Changes in operating assets and liabilities:
Accounts receivable	343,191	6,626
Due from major sales agent	(1,214,244)	(27,275)
Prepaid expenses	(25,238)	200,222
Note receivable	-	545,467
Deposits	59,480	796,053
Other asset	(6,548)	(164,063)
Accounts payable	(9,995)	147
Other payable	33,109	46,381
Taxes payable	(305,861)	140,245
Net cash provided by operations	1,407,005	2,991,303

Cash flows from investing activities
Purchase of fixed assets	(885,371)	(78,254)
Loan payments from (advanced to) directors	414,321	(2,738,188)
Investment in Ltd. At equity method	(10,793)	-
Net cash used in investing activities	(481,843)	(2,816,442)

Cash flows from financing activities:
Payments on loan payable	(305,455)	(590,706)
Dividend paid	(604,095)	(226,528)
Increased in subsidiary registered capital	63,211	664,251
Net cash used in financing activities	(846,339)	(152,983)

Increase in cash and cash equivalents	78,823	21,878

Effect on rate changes on cash	86,395	58,089

Cash and cash equivalents, beginning of period	1,463,854	966,988
Cash and cash equivalents, end of period	$1,629,072	$1,046,955

Supplemental disclosures of cash flow information
Interest pad in cash	$241	$207

See accompanying notes to unaudited financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

1. Nature of operations

China Marketing Media Holdings, Inc. (fka Infolife, Inc. and Brazos Strategies, Inc.) (“China Marketing”) was incorporated under the laws of the State of Texas on October 29, 1999.

On December 31, 2005, China Marketing completed a share exchange (the “Exchange”) with the stockholders of Media Challenge Holdings Limited (“Media Challenge”) pursuant to the terms of an Agreement for Share Exchange dated December 31, 2005. In the Exchange, China Marketing acquired all of the issued and outstanding stock of Media Challenge in exchange for a convertible promissory note in the amount of $441,600 that was converted into 22,808,000 shares of China Marketing common stock upon the completion of a one for ten reverse stock split. The Exchange resulted in the previous controlling shareholders of Medial Challenge becoming the controlling shareholders of China Marketing. Consequently, the Exchange is accounted for as a reverse merger, whereby the accounts of Media Challenge are recapitalized to show the adopted capital structure of China Marketing.

Media Challenge was incorporated on August 12, 2004, under the laws of the Territory of the British Virgin Islands (BVI). Media Challenge is a holding company and has no operations other than operations that it conducts through its direct and indirect subsidiaries. One of Media Challenge’s subsidiaries, Shenzhen New Media Consulting Co., Ltd. (“Shenzhen New Media”) was incorporated on November 15, 2004 under the law of People’s Republic of China (“PRC”).

According to an agreement, dated March 7, 2005, Shenzhen New Media acquired 100% of Shenzhen Media Investment Co., Ltd. (“Shenzhen Media”), an entity formerly controlled by three common owners of Media Challenge. Shenzhen Media was formed on October 22, 2003, under the laws of PRC. China Marketing completed the acquisition of Shenzhen Media on December 21, 2005, and Shenzhen Media is now a wholly owned subsidiary of Shenzhen New Media. The transaction was accounted for as a transfer of entities under common control. (see note 4)

In October 2004, Shenzhen Media formed a new wholly owned subsidiary in PRC known as Beijing Media Management and Consulting Co., Ltd. (“Beijing Media”).

In November 2005, Shenzhen New Media formed a new wholly owned subsidiary in PRC known as Shenzhen New Media Advertising Co., Ltd. (“NMA”).

The consolidated entity is hereafter referred to as “the Company”.

The Company engages in the sale of its magazines and advertising space within its magazines, which are sold throughout China.

2. Basis of Presentation

The consolidated financial statements include the accounts of China Marketing, Media Challenge, Shenzhen New Media, Shenzhen Media, Beijing Media, NMA. All material inter-company accounts and transactions have been eliminated in consolidation.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of Shenzhen New Media, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP. These statements have been retroactively restated to show the effects due to the consolidation of Shenzhen Media (see note 4) and reverse merger wherein the Company assumed the capital structure of China Marketing and a 1:10 reverse stock split that was effected on February 10, 2006.

3. Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company’s assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No provision has been made for uncollectible accounts as of the balance sheet date.

Advertising and Promotion Expense

Advertising and promotion costs are expensed as incurred. The Company incurred $6,816 and $3,199 of advertising and promotion costs for the nine months ended September 30, 2006 and nine months ended September 30, 2005 respectively.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

Office Equipment and Vehicles

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Computer equipment	5 years
Office equipment	5 years
Vehicles	10 years
Building	20 years

Depreciation expense for the nine months ended September 30, 2006 and nine months ended September 30, 2005 are $ 17,666 and $ 5,707, respectively.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” No impairment of assets was recorded in the periods reported.

Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which is the ten years of the “license agreement.” The carrying amount of the asset is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We did not recognize any intangible asset impairment charges for nine months ended September 30, 2006 and nine months ended September 30, 2005.

License amortization expense included in cost of sales for the for the nine months ended September 30, 2006 and nine months ended September 30, 2005 as $ 94,656 and $ 92,576, respectively.

Reclassification

Certain amounts in the prior year have been reclassified to conform to the current year’s presentation.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Magazines

The Company publishes four issue magazines each month, namely (Sale edition, Channel edition and Case edition) of “China Marketing” and “China Business & Trade” - (Training edition).

The Company recognizes revenues for the advertising sales rateably over the period are that the customer’s advertisement has been published. Total revenue from the advertising business is $ 4,152,343 and $ 2,880,846 during the nine months ended September 30, 2006 and 2005, respectively.

In addition, the Company recognizes revenue from the publishing of above magazines when the risks and rewards of ownership of the goods have transferred to the customer, which is usually on delivery or when title passes. Total revenue from the publishing business is $1,060,099 and $1,224,329 during the nine months ended September 30, 2006 and 2005, respectively.

Cost of Goods Sold

Cost of goods sold includes printing costs, labor costs, amortization and value added taxes incurred by the Company in the production of its magazines.

Prepaid Expenses

Prepaid expenses consist primarily of prepayments made to the unrelated company in advance for receiving financial consultation services and advance payment of the decoration and renewal of the Shenzhen office. The advance payments are meant to ensure delivery the services in time. The amounts advanced under such arrangements totaled $423,230 as of nine months ended September 30, 2006.

Earnings Per Share

Basic earnings per common share (“EPS”) are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive securities, such as stock options and warrants. The numerators and denominators used in the computations of basic EPS are presented in the following table:

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
NUMERATOR FOR BASIC AND DILUTED EPS Net income to common stockholders	$2,489,432	$1,426,582
DENOMINATORS FOR BASIC AND DILUTED EPS Weighted average shares of common stock outstanding	27,586,002	27,586,002
EPS - Basic	$0.09	$0.05

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

Major Sale Agents for the Advertising Business

Approximately 51% of the Company’s sales are generated from its three major sale agents in the PRC. The representatives solicited advertising from general public in their designated geography territory. The Company’s magazines are believed to be well established and recognized by the general public. In this regard, the management believe no sever impact on the company sales if lost any of the sale agents.

Major Distribution Agents for the Publishing Business

Approximately 27% of the Company’s magazines are distributed by three major distribution agents in the PRC. The distribution agents are distributing the magazines to the retails outlets in their designated geography territory. The Company’s magazines are believed to be well established and recognized by the general public. In this regard, the management believes no sever impact on the Company sales if lost any of the distributing agents.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in US dollars. The functional currency is the Renminbi (“RMB”) of the PRC. The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the Closing Rate Method in currency translation of the financial statements of the company.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shenzhen New Media and its subsidiary are limited by certain statutory regulations in the PRC. No dividends may be paid by Shenzhen New Media without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

4. Business Combinations between Entities under Common Control

The Company entered into a stock purchase agreement, dated March 7, 2005, with Shenzhen Media. Shenzhen Media was formed on October 22, 2003 as a limited liability company in the PRC and was 61.81% owned by three of the Company’s directors and 38.19% owned by a minority entity, Sale and Marketing Publishing House (“CMO”). Pursuant to the agreement, the Company purchased all of the stock of Shenzhen Media for a total purchase price of RMB 27,790,000. The Company completed the acquisition of Shenzhen Media on December 21, 2005 and Shenzhen Media is now a wholly owned subsidiary of Shenzhen New Media.

The acquisition was accounted for as a transfer of entities under common control. Accordingly, the operations of Shenzhen Media for the nine months September 30, 2005 are included in the consolidated statements as if the transaction had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year’s financial statements and financial information has been restated to combine the previously separate entities to furnish comparative information. The results of the restatement on operations were to increase net income for the nine months ended September 30, 2005 by $ 138,098 and to increase additional paid-in capital by $ 387,681.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

5. Loan Receivable with Major Sales Agents

The Company had loans receivable amounting to $2,232,831 as of September 30, 2006. Loans were provided to the Company’s major sales agents. The loans are unsecured, and bear no interest. These loans have no fixed payment schedule and are payable on demand.

6. Related Party Transactions with an Affiliate

CMO is an affiliate owned by the PRC government. It is controlled and directed by a company director and major shareholder of the company. Transactions with CMO are listed as follows:

September 30, 2006
Contract Receivable (see a)	$997,293
Loan receivable (see b)	1,115,883
Less: Payable, zero interest rate (see c)	3,450,063

Net balance: amount due to CMO, zero interest	$1,336,887

a) Operation and Management Right Agreement dated October 23, 2003, between CMO and Shenzhen Media.

On October 23, 2003, Shenzhen Media entered into a 10-year agreement with CMO. The agreement calls for the payment of $1,220,930 to CMO in exchange for a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under this agreement, Shenzhen Media is entitled to collect advertising revenues from clients already existing at the time of the contract, in addition to any new clients that Shenzhen Media can solicit and retain. Also, Shenzhen Media shall bear all the operating costs and receive all the revenues that from the contracted businesses.

In the 10-year agreement, Shenzhen Media promises that for the continuous three years staring from the agreement, the realized annual income of CMO (the sum of the 10% of the lump sum payment for the 10-year agreement (i.e. $122,093) plus any dividend contributed from Shenzhen Media would not be lower than the after-tax profit of CMO in the financial year ended 2003 (the “basic level”) (based on the FY2003 accounting statement of CMO). In the case that the realized income of CMO is lower than the basic level, CMO will have a priority in collecting the shortage before Shenzhen Media can pay any dividend to the shareholders, until restoring the realized income of CMO to the basic level. In the case that the realized income of CMO is higher than the basic level, CMO can receive dividend from Shenzhen Media according to the proportion of its shareholding. In addition, from and after the financial year ended December 31, 2005, this promise has been cancelled, which is mutually agreed by both parties.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

CMO’s revenue and expenses have been included in the consolidation financial statement for nine months ended September 30, 2006 and nine months ended September 2005 and are presented in the following table.

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Revenues	1,905,148	2,210,360
Cost of sales	1,169,055	1,435,483
Gross profit	736,093	774,877
Expenses	403,413	378,119
Income before tax	332,680	396,758
Income tax	109,784	130,930
Net Income	222,896	265,828

Accordingly, the Company has a contract receivable from CMO from the above agreement. Balance as of September 30, 2006 is $ 997,293.

b). Loan receivables - during the year, the Company advanced funds to CMO with no interest. Balance as of September 30, 3006 is $ 1,115,883.

c). Long term debt - the Company recorded payable due to CMO in the amount of $3,450,063 (see note 4) during the business combination in December 2005. The payable, along with the assets and liabilities transferred, were included as of the beginning of the first period presented because of retroactive restatement. In this regard, no imputed interest expense was calculated.

7. Related Party Receivable with Directors

The Company loaned money to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren. The loans are unsecured, non-interest bearing. The balances due from the directors were $2,404,970 at nine months ended September 30, 2006. The directors promised to the Company that the balance of the loan will be fully repaid within year 2006. The balance bears no interest and is payable on demand.

8. Dividends

The Company had declared total dividends amounted to $ 598,205 for the nine months ended September 30, 2006.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

9. Income Taxes Expense

The Company is currently subject to income taxes according to applicable tax laws in the PRC. The tax rates are 15% for Shenzhen New Media and Shenzhen Media and 33% for CMO. The effective tax rate applied to nine months ended 2006 and year ended 2005 taxable net incomes are 4.42 % and 23.54%, respectively. The provision for income taxes for the nine months ended 2006 and 2005 are $110,298 and $415,470, respectively.

Pursuant to the laws and regulations in the PRC, Shenzhen New Media, as a wholly foreign owned enterprise ("WFOE") in the PRC, is entitled to an exemption from the PRC enterprise income tax for two years commencing from its first profitable year.

10. Lease Commitment

The Company leases two office spaces located at Room 2602, Huangdu Square, Yitian Road, Futian District, Shenzhen, 518000, PRC and Room 903-905, Kun Tai International Mansion, Chao Wai Street, Beijing, 100020, PRC. These leases requires a monthly payment of $ 455 from September 2006 to September 2007 and a monthly payment of $ 4,089 from October 2006 to August 2007.

The future lease commitment for the office lease is $ 13,634 and $36,356 for 2006 and 2007, respectively.

11. Concentrations and Risk

The Company’s major operations are through an agreement with its affiliate as discussed in Note 6 with CMO, a company owned by the PRC government. All the revenues are generated through production of the magazines owned by CMO. The current contract will terminate in 2013, and it is unknown whether the contract will be renewed. A change in the political climate in the PRC could also have a material adverse effect on the Company’s business.

12.  Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

13. Recapitalization

On December 31, 2005 China Marketing acquired Media Challenge Holdings whose only business was the 100% ownership of Shenzhen New Media. This acquisition transaction involved the issuance of 22,808,000 post split shares of China Marketing common stock in exchange for 100% of the outstanding shares of Media Challenge, and was accounted for as a reverse merger, whereby the accounts of Media Challenge became those of China Marketing. The accounts of the accounting acquirer, Media Challenge, included herein have been adjusted to reflect the capital structure of the parent retroactive to the beginning of the first period presented in accordance with rules for reverse merger accounting.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

On February 7, 2006 the Company changed its name from Infolife, Inc. to China Marketing Media Holdings, Inc.

On February 10, 2006 the Company effected a 1:10 reverse stock split, after which it issued the 22,808,000 shares called for in the exchange agreement with Media Challenge shareholders. Immediately prior to the stock split there were 47,780,000 shares of common stock outstanding, and immediately following the split and the issuance required by the Exchange, there were 27,586,000 shares of common stock outstanding. These financial statements have been retroactively restated to show the effects of the reverse stock split as if they had occurred at the beginning of the first period presented.

14. Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company expects that the Statement will have no material impact on its consolidated financial statements.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event”. This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment”. As the Company has not traditionally paid compensation through the issuance of equity securities, no impact is expected on its consolidated financial statements.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes that this position has no application to the Company.

In May 2005, the FASB issued (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004.

In December 2004, the FASB issued Statement No. 153, “Exchange of Non-Monetary Assets”. SFAS No. 153 confirms that exchanges of nonmonetary assets are to be measured based on the fair value of the assets exchanged, except for exchanges of nonmonetary assets that do not have commercial substance. Those transactions are to be measured at entity specific values. The Company believes that the application of SFAS No. 153 will have no significant impact on the financial statements, as the Company has no immediate plans for the exchange of non-monetary assets.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The effective date for the Company is the first reporting period beginning after December 15, 2005. Management expects that the application of SFAS No. 123 (revised 2004) may have an adverse effect on its results of operations in the future, should the Company choose to compensate its employees with equity instruments of the Company.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”. SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. The Company believes that the application of SFAS No. 151 will have no significant impact on the consolidated financial statements.

China Marketing Media Holdings, Inc.
(fka Infolife, Inc.)

Consolidated Financial Statements

December 31, 2005 and 2004

CHINA MARKETING MEDIA HOLDINGS, INC.

Consolidated Financial Statements
For Each of the Two Years in the Period Ended December 31, 2005

Child, Van Wagoner & Bradshaw, PLLC
A Professional Limited Liability Company of CERTIFIED PUBLIC ACCOUNTANTS

5296 S COMMERCE DR., SUITE 300, SALT LAKE CITY, UT 84107 PHONE: (801) 281-4700 FAX: (801) 281-4701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
China Marketing Media Holdings, Inc. (fka Infolife, Inc.)

We have audited the accompanying consolidated balance sheets of China Marketing Media Holdings, Inc. (fka Infolife, Inc.) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Marketing Media Holdings, Inc. (fka Infolife, Inc.) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
June 10, 2006

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED BALANCE SHEETS

	December 31,	Restated December 31,
ASSETS	2005	2004
Current assets
Cash and cash equivalents	$1,463,854	$966,988
Accounts receivable	353,103	11,583
Prepaid expenses	397,991	272,024
Notes receivable	-	545,467
Deposit	59,480	1,209,297
Due from director	2,819,292	6,090
Total current assets	5,093,720	3,011,449

Other assets
Loans receivable from major sales agents	1,018,587	494,510
Investment in unconsolidated subsidiary	78,555	-
Fixed assets	160,349	2,247
Accumulated depreciation	(8,735)	-
Others	46,727	-
License agreement (see note 6)	1,252,701	1,220,930
Accumulated amortization	(271,419)	(142,442)
Total other assets	2,276,765	1,575,245

Total assets	$7,370,485	$4,586,694

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accrued expenses and levies	$44,465	$27,701
Other payables	32,587	9,883
Taxes payable	361,010	73,191
Dividend payable	291,202	283,816
Total current liabilities	729,264	394,591

Long-term debt-related party (affiliate)(see note 6)	1,642,342	2,433,990
Total liabilities	2,371,606	2,828,581

Stockholders’ equity
Common stock: no par value; 100,000,000 shares authorized; 27,586,002 shares issued and outstanding	1,112,546	508,681
Retained earnings	3,789,464	1,249,432
Accumulated other comprehensive income	96,869	-
Total stockholders’ equity	4,998,879	1,758,113

Total liabilities and stockholders’ equity	$7,370,485	$4,586,694

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	December 31, 2005	Restated December 31, 2004

Revenues
Sales revenues	$6,666,111	$5,103,546
Cost of goods sold (exclusive of depreciation shown
separately below)	2,462,412	2,334,937
Gross profit	4,203,699	2,768,609

Expenses
Amortization and depreciation	8,607	-
Payroll expense	178,616	135,264
Other general and administrative	582,705	531,777
Total expenses	769,928	667,041

Income from Operations	3,433,771	2,101,568

Other income (expense)	3,433,771	2,101,568

Other income (expense)
Interest income	69,594	20,324
Interest expense	(56,949)	(7,673)
Investment loss from unconsolidated subsidiary	(5,494)	-
Other	(39,863)	12,364
Total other income	(32,712)	25,015

Net income before taxes	3,401,059	2,126,583

Provision for income taxes	(634,498)	(236,137)

Net income	$2,766,561	$1,890,446

Foreign currency translation adjustment	96,869	-

Comprehensive income	$2,863,430	$1,890,446

Basic and fully diluted earnings per share	$0.10	$0.07
Weighted average shares outstanding	27,586,002	27,586,002

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Restated January 1, 2004 (business combination under common control) and	27,586,002	$508,681	23,237	$-	$531,918
Declaration of dividend			(664,451)		(664,251)
Net income	-	-	1,890,446	-	1,890,446
Restated Balance December 31, 2004	27,586,002	508,681	1,249,432	-	1,758,113
Increase in subsidiary registered capital		603,865			603,865
Net income	-		2,766,561	-	2,766,561
Declaration of dividend	-	-	(226,529)		(226,529)
Foreign currency translation	-	-	-	96,869	96,869
Balance December 31, 2005	27,586,002	$1,112,546	$3,789,464	$96,869	$4,998,879

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2005	Restated December 31, 2004
Cash flows from operating activities:
Net income	$2,766,521	1,890,446
Adjustments to reconcile net income to
Net cash provided by operations:
Amortization and depreciation	132,042	122,093
Investment loss (equity method)	5,494	-
Changes in operating assets and liabilities:
Accounts receivable	(341,520)	(11,583)
Due from major sales agent	(524,077)	(494,510)
Prepaid expenses	(125,967)	(271,758)
Other assets	(46,727)	146,194
Accounts payable	16,764	26,362
Other payables	22,704	26,196
Taxes payable	287,819	69,005
Net cash provided by operations	2,193,053	1,502,445

Cash flows from investing activities
Note receivable	545,467	(545,467)
Loan advanced to directors	(2,813,202)	(6,090)
Deposits	1,149,817	-
Purchase of fixed assets	(184,203)	(2,028)
Investment in subsidiary (equity method)	(84,049)	-
Net cash used in investing activities	(1,386,170)	(553,585)

Cash flows from financing activities:
Business combinations under common control	-	(93,009)
Capital contribution	603,865	-
Payments on loan payable	(791,648)	-
Dividend paid	(219,143)	(425,725)
Net cash used in financing activities	(406,926)	(518,734)

Increase in cash and cash equivalents	399,957	430,126

Effect of rate changes on cash	96,909	-

Cash and cash equivalents, beginning of period	966,988	536,861
Cash and cash equivalents, end of period	$1,463,854	$966,987

Supplemental disclosures of cash flow information:
Interest paid in cash	$56,949	$7,673
Income taxes paid in cash	$346,679	$162,946

See accompanying notes to consolidated financial statements

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED STATEMENTS (UNAUDITED)

1. Nature of Operations

China Marketing Media Holdings, Inc. (fka Infolife, Inc. and Brazos Strategies, Inc.) (“China Marketing”) was incorporated under the laws of the State of Texas on October 29, 1999.

On December 31, 2005, China Marketing completed a share exchange (the “Exchange”) with the stockholders of Media Challenge Holdings Limited (“Media Challenge”) pursuant to the terms of an Agreement for Share Exchange dated December 31, 2005. In the Exchange, China Marketing acquired all of the issued and outstanding stock of Media Challenge in exchange for a convertible promissory note in the amount of $441,600 that was converted into 22,808,000 shares of China Marketing common stock upon the completion of a one for ten reverse stock split. The Exchange resulted in the previous controlling shareholders of Media Challenge becoming the controlling shareholders of China Marketing. Consequently, the Exchange is accounted for as a reverse merger, whereby the accounts of Media Challenge are recapitalized to show the adopted capital structure of China Marketing.

Media Challenge was incorporated on August 12, 2004, under the laws of the Territory of the British Virgin Islands (BVI). Media Challenge is a holding company and has no operations other than operations that it conducts through its direct and indirect subsidiaries. One of Media Challenge’s subsidiaries, Shenzhen New Media Consulting Co., Ltd. (“Shenzhen New Media”) was incorporated on November 15, 2004 under the law of People’s Republic of China (“PRC”).

According to an agreement, dated March 7, 2005, Shenzhen New Media acquired 100% of Shenzhen Media Investment Co., Ltd. (“Shenzhen Media”), an entity formerly controlled by three common owners of Media Challenge. Shenzhen Media was formed on October 22, 2003, under the laws of PRC. China Marketing completed the acquisition of Shenzhen Media on December 21, 2005, and Shenzhen Media is now a wholly owned subsidiary of Shenzhen New Media. The transaction was accounted for as a transfer of entities under common control. (see note 4)

In October 2004, Shenzhen Media formed a new wholly owned subsidiary in PRC known as Beijing Media Management and Consulting Co., Ltd. (“Beijing Media”).

In November 2005, Shenzhen New Media formed a new wholly owned subsidiary in PRC known as Shenzhen New Media Advertising Co., Ltd. (“NMA”).

The consolidated entity is hereafter referred to as “the Company”.

The Company engages in the sale of its magazines and advertising space within its magazines, which are sold throughout China.

2. Basis of Presentation

The consolidated financial statements include the accounts of China Marketing, Media Challenge, Shenzhen New Media, Shenzhen Media, Beijing Media, NMA. All material inter-company accounts and transactions have been eliminated in consolidation.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis differs from that used in the statutory accounts of Shenzhen New Media, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP. These statements have been retroactively restated to show the effects due to the consolidation of Shenzhen Media (see note 4) and recapitalization wherein the Company assumed the capital structure of China Marketing and a 1:10 reverse stock split that was effected on February 10, 2006.

3. Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company’s business.

Control by Principal Stockholders

The directors, executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. No provision has been made for uncollectible accounts as of the balance sheet date.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising and Promotion Expense

Advertising and promotion costs are expensed as incurred. The Company incurred $8,672 and $38,485 of advertising and promotion costs during the years ended December 31, 2005 and 2004.

Office Equipment and Vehicles

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Computer equipment	3 years
Office equipment	7 years
Vehicles	7 years

Depreciation expense for the years ended December 31, 2005 and 2004 was $8,607 and nil.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” No impairment of assets was recorded in the periods reported.

Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which is the ten years of the “license agreement.” The carrying amount of the asset is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We did not recognize any intangible asset impairment charges in years 2005 and 2004.

Amortization expense for the license (see note 6) is included in cost of sales, which is $123,435 and $122,093 for the years ended December 31, 2005 and 2004, respectively.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassification

Certain amounts in the prior year have been reclassified to conform to the current year’s presentation.

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists; (2) delivery has occurred according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Magazine Publishing and Advertising Sales

The Company publishes four issue magazines each month, namely Sale edition, Channel edition and Case edition of “China Marketing” and “China Business & Trade” - Training edition.

The Company recognizes revenue for the advertising sales when the customer’s advertisement has been published. Total revenue from the advertising business was $5,033,019 and $ 3,657,857 during the years ended December 31, 2005 and 2004, respectively, which also represents 75.5 % and 71.7 % of the sales revenues of the years ended December 31, 2005 and 2004, respectively.

In addition, the Company recognizes revenue from the publishing of the above magazines when the risks and rewards of ownership of the goods have transferred to the customer, which is usually on delivery or when title passes. Total revenue from the publishing business was $1,633,092 and $1,445,689 during the years ended December 31, 2005 and 2004, respectively, which also represents 24.5% and 28.3% of the sales revenues of the years ended December 31, 2005 and 2004, respectively.

Subscription fees collected are classified with other payables on the balance sheet until the criteria for revenue recognition are completed. Balances at December 31, 2005 and 2004 totaled $7,113 and $6,087, respectively.

Cost of Goods Sold

Cost of goods sold includes printing costs, labor costs, amortization and value added taxes incurred by the Company in the production of its magazines.

Prepaid Expenses

Prepaid expenses consist primarily of prepayments made to an unrelated company in advance for financial consultation services and advance payment of the decoration and renewal of the Shenzhen office. The advance payments are to ensure delivery that services will be on time. The amounts advanced under such arrangements totaled $397,991 and $272,024 as of December 31, 2005 and 2004, respectively.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

Basic earnings per common share ("EPS") are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive securities, such as stock options and warrants. The numerators and denominators used in the computations of basic EPS are presented in the following table:

	2005	Restated 2004
NUMERATOR FOR BASIC AND DILUTED EPS
Net income to common stockholders	$2,766,561	$1,890,446
DENOMINATORS FOR BASIC AND DILUTED EPS
Weighted average shares of common stock outstanding	27,586,002	27,586,002
EPS - Basic	$0.10	$0.07

Major Sales Agents for the Advertising Business

Approximately 51% of the Company’s sales are generated from its three major advertising sales agents. The representatives solicit advertising from the general public in their designated geographic territory. The Company’s magazines are believed to be well established and recognized by the general public. In this regard, the management believes no severe impact on the Company’s sales would result if it lost any of the sales agents.

Major Distributing Agents for the Publishing Business

Approximately 32% of the Company’s magazines are distributed by its five major distribution agents. The distribution agents are distributing the magazines to the retails outlets in their designated geographic territory. The Company’s magazines are believed to be well established and recognized by the general public. In this regard, the management believes no severe impact on the Company sales would result if it lost any of the distributing agents.

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in US dollars. The functional currency is the Renminbi (“RMB”) of the PRC. The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 21, 2005, the PRC changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of the PRC’s government. We use the Closing Rate Method in currency translation of the financial statements of the Company. The financial statements are translated into US dollars from RMB at an exchange rate of 8.07 RMB to one U.S. Dollar for assets and liabilities, and weighted average exchange rates (8.19:1) for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Restrictions on Transfer of Assets Out of the PRC

Dividend payments by Shenzhen New Media and its subsidiary are limited by certain statutory regulations in the PRC. No dividends may be paid by Shenzhen New Media without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 85% of profits, after tax.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  Business Combinations between Entities under Common Control

The Company entered into a stock purchase agreement, dated March 7, 2005, with Shenzhen Media. Shenzhen Media was formed on October 22, 2003 as a limited liability company in the PRC and was 61.81% owned by three of the Company’s directors and 38.19% owned by a Sale and Marketing Publishing House (“CMO”), which is directed and controlled by one of the Company’s directors. Pursuant to the agreement, the Company purchased all of the stock of Shenzhen Media for a total purchase price of US$3,384,483 (note 6 c). The Company completed the acquisition of Shenzhen Media on December 21, 2005. Shenzhen Media is now a wholly owned subsidiary of Shenzhen New Media.

The acquisition was accounted for as a transfer of entities under common control. Accordingly, the operations of Shenzhen Media for the year ended December 31, 2005 and 2004 are included in the consolidated statements as if the transaction had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year’s financial statements and financial information has been restated to combine the previously separate entities to furnish comparative information. The results of the restatement on operations were to increase net income for the year ended December 31, 2004 by $1,380,340, and to increase additional paid-in capital by $387,681.

5. Loan Receivable with Major Sales Agents

The Company had loans receivable amounting to US$1,018,587 and $494,510 as of December 31, 2005 and 2004. Loans were provided to the Company’s major sales agents. The loans are unsecured, and bear no interest. These loans have no fixed payment schedule and are payable on demand.

6. Related Party Transactions with an Affiliate:

CMO is an affiliate owned by the PRC government. It is controlled and directed by a company director and major shareholder of the company. Transactions with CMO are listed as follows:

	2005	2004

Contract Receivable (see a)	$728,079	$387,793
Loan receivable (see b)	983,036	534,497
Less: Payable, zero interest rate (see c)	3,353,457	3,356,280
Net balance: amount due to CMO, balance due on August 18, 2008, zero interest	$1,642,342	$2,433,990

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a) Operation and Management Right Agreement, dated October 23, 2003, between CMO and Shenzhen Media.

On October 23, 2003, Shenzhen Media entered into a 10-year agreement with CMO. The agreement calls for the payment of $1,220,930 to CMO in exchange for a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under this agreement, Shenzhen Media is entitled to collect advertising revenues from clients already existing at the time of the contract, in addition to any new clients that the Shenzhen Media can solicit and retain. Also, Shenzhen Media shall bear all the operating costs and receive all the revenues from the contracted businesses.

In the 10-year agreement, Shenzhen Media promises that for the continuous three years starting from the beginning of the agreement, the realized annual income of CMO (the sum of the 10% of the lump sum payment for the 10-year agreement (i.e. $122,093) plus any dividend contributed from Shenzhen Media would not be lower than the after-tax profit of CMO in the financial year ended 2003 (the “basic level”) (based on the FY2003 accounting statement of CMO). In the case that the realized income of CMO is lower than the basic level, CMO will have a priority in collecting the shortage before Shenzhen Media can pay any dividend to the shareholders, until restoring the realized income of CMO to the basic level. In the case that the realized income of CMO is higher than the basic level, CMO can receive dividends from Shenzhen Media according to the proportion of its shareholding. In addition, from the financial year ended 2005 and onward, this promise has been cancelled, which was mutually agreed by both parties.

CMO’s revenue and expenses have been included in the consolidated financial statements for year ended 2005 and 2004 and are presented in the following table.

	Year Ended
	2005	2004
Revenues	$2,951,975	$2,909,299
Cost of sales	1,878,815	1,744,983
Gross Profit	1,073,160	1,164,316
Expenses	533,672	455,883
Income before income taxes	539,488	708,433
Income taxes	186,341	292,437
Net income	$353,147	$415,996

Accordingly, the Company has a contract receivable from CMO from the above agreement. Balances as of December 31, 2005 and 2004 are $728,079 and $387,793, respectively.

b). Loan receivables - during the year, the Company advanced funds to CMO with no interest. Balances as of December 31, 2005 and 2004 are $983,036 and $387,793, respectively.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c). Long term debt - the Company recorded payable due to CMO in the amount of $3,384,483 (see note 4) during the business combination in December 2005. The payable, along with the assets and liabilities transferred, were included as of the beginning of the first period presented because of retroactive restatement. In this regard, no imputed interest expense was calculated.

7. Related Party Receivable with Directors

The Company loaned money to our directors, Yingsheng Li, Xiaofeng Ding and Dongsheng Ren. The loans are unsecured, non-interest bearing. The balances due from the director were $2,819,292 and $6,090 at December 31, 2005 and 2004 respectively. The directors promised to the Company that the balance of the loan will be fully repaid within year 2006. The balance bears no interest and is payable on demand.

8. Deposits

Deposits were placed in an investment management trust in the PRC for short term investment purposes. The balances as of December 31, 2005 and 2004 were $59,480 and $1,209,297, respectively.

9. Dividends

The Company declared total dividends amounting to $226,529 and $664,251 for the years ended December 31, 2005 and 2004, respectively.

10. Income Taxes Expense

The Company is currently subject to income taxes according to applicable tax laws in the PRC. The tax rates vary among subsidiaries in the range of 15% to 33%. The effective tax rate applied to year ended 2005 and 2004 taxable net incomes are 19% and 12%, respectively. The provision for income taxes and income tax payable for the years ended December 31, 2005 and 2004 are $634,498 and $236,137 and $361,010 and $73,191 respectively.

Pursuant to the laws and regulations in the PRC, Shenzhen New Media, as a wholly foreign owned enterprise ("WFOE") in the PRC, is entitled to an exemption from the PRC enterprise income tax for two years commencing from its first profitable year.

11. Lease Commitment

The Company leases an office space located at Room 3302, Jiangsu Building, Yitian Road, Shenzhen, 518026, PRC. This lease requires a monthly payment of $3,655 from January 2005 to January 2007.

The future lease commitment for the office lease is $43,860 and $3,655 for 2006 and 2007, respectively.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Concentrations and Risk

The Company’s major operations are through an agreement with its affiliate as discussed in Note 6 with CMO, a company owned by the PRC government. All the revenues are generated through production of the magazines owned by CMO. The current contract will terminate in 2013, and it is unknown whether the contract will be renewed. A change in the political climate in the PRC could also have a material adverse effect on the Company’s business.

13. Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

14. Recapitalization and Subsequent Event.

On December 31, 2005 China Marketing acquired Media Challenge whose only business was the 100% ownership of Shenzhen New Media. This acquisition transaction involved the issuance of 22,808,000 post split shares of China Marketing common stock in exchange for 100% of the outstanding shares of Media Challenge, and was accounted for as a recapitalization commonly known as a reverse merger, whereby the accounts of Media Challenge became those of China Marketing. The accounts of the accounting acquirer, Media Challenge, included herein have been adjusted to reflect the capital structure of the parent retroactive to the beginning of the first period presented.

On February 7, 2006 the Company changed its name from Infolife, Inc. to China Marketing Media Holdings, Inc.

On February 10, 2006 the Company effected a 1:10 reverse stock split, after which it issued the 22,808,000 shares called for in the exchange agreement with Media Challenge shareholders. Immediately prior to the stock split there were 47,780,000 shares of common stock outstanding, and immediately following the split and the issuance required by the Exchange, there were 27,586,000 shares of common stock outstanding. These financial statements have been retroactively restated to show the effects of the reverse stock split as if they had occurred at the beginning of the first period presented.

15. Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Statement is effective for financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company expects that the Statement will have no material impact on its consolidated financial statements.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event”. This position addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event, amending paragraphs 32 and A229 of SFAS No. 123 (revised 2004), “Share-Based Payment”. As the Company has not traditionally paid compensation through the issuance of equity securities, no impact is expected on its consolidated financial statements.

In October 2005, the FASB issued Staff Position No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. This position addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Management believes that this position has no application to the Company.

In May 2005, the FASB issued (“SFAS No. 154”), which replaced Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

CHINA MARKETING MEDIA HOLDINGS, INC.
(FKA INFOLIFE, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004.

In December 2004, the FASB issued Statement No. 153, “Exchange of Non-Monetary Assets”. SFAS No. 153 confirms that exchanges of nonmonetary assets are to be measured based on the fair value of the assets exchanged, except for exchanges of nonmonetary assets that do not have commercial substance. Those transactions are to be measured at entity specific values. The Company believes that the application of SFAS No. 153 will have no significant impact on the financial statements, as the Company has no immediate plans for the exchange of non-monetary assets.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The effective date for the Company is the first reporting period beginning after December 15, 2005. Management expects that the application of SFAS No. 123 (revised 2004) may have an adverse effect on its results of operations in the future, should the Company choose to compensate its employees with equity instruments of the Company.

In November 2004, the FASB issued Statement No. 151, “Inventory Costs”. SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. The Company believes that the application of SFAS No. 151 will have no significant impact on the consolidated financial statements.

PART III

Item 1.  INDEX TO EXHIBITS.

Exhibit Number	Description of Exhibit

Exhibit 2.1
Share Exchange Agreement by and among the Company, Media Challenge Holdings Limited and certain shareholders thereof dated as of December 31, 2005 [Incorporated by reference to Exhibit 2.1 to the Registration Statement of the Company on Form 10-SB, filed with the SEC on February 14, 2006, in file number 1353307]

Exhibit 2.2	Convertible Promissory Note

Exhibit 3.1
Articles of Incorporation, as amended [Incorporated by reference to Exhibit 3.1 to the Registration Statement of the Company on Form 10-SB, filed with the SEC on February 14, 2006, in file number 1353307]

Exhibit 3.2	Amended and Restated Bylaws

Exhibit 10.1	Operation and Management Right Agreement, dated October 23, 2006, by and between CMO and Shenzhen Media

Exhibit 10.2	Amendment to Operation and Management Right Agreement, dated January 8, 2004, by and between CMO and Shenzhen Media

Exhibit 10.3	Entrust Agreement, dated November 20, 2004, by and between Shenzhen New Media and Shenzhen Media

Exhibit 10.4	Outsourcing Agreement, dated December 29, 2005, by and between Henan Xinhua Printing Factory and CMO

Exhibit 10.5	Outsourcing Agreement, dated December 29, 2005, by and between Henan Xinhua Printing Factory and CMO

Exhibit 10.6	Outsourcing Agreement, dated December 29, 2005, by and between Henan Ruiguang Printing Co., Ltd. and CMO

Exhibit 10.7	Employment Agreement, dated March 1, 2004, by and between Bin Li and Shenzhen New Media

Exhibit 10.8	Employment Agreement, dated December 15, 2006, by and between Yifang Fu and China Marketing

Exhibit 10.9	Agreement of Share Transfer, dated March 7, 2005, by and among Yingsheng Li, Xiaofeng Ding, Dongsheng Ren and Shenzhen New Media

Exhibit 10.10	Agreement of Share Transfer, dated March 7, 2005, by and between CMO and Shenzhen New Media

Exhibit 10.11	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Guangzhou Qiankuntai Bookstore

Exhibit 10.12	Distribution Agreement, dated April 3, 2006, by and between Shenzhen New Media and Huadao Consulting Co., Ltd.

Exhibit 10.13	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Nanjing Cultural Development Co., Ltd.

Exhibit 10.14	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Shandong Qianyan Culture Dissemination Co., Ltd.

Exhibit 10.15	Distribution Agreement, dated February 28, 2006, by and between Shenzhen New Media and Changsha Youyou Reading Group

Exhibit 10.16	Distribution Agreement, dated February 9, 2006, by and between Shenzhen New Media and Zhengzhou Huanghe Culture Group

Exhibit 10.17	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Hangzhou Tianyi Books Co., Ltd

Exhibit 14	Code of Ethics

Exhibit 21	List of Subsidiaries of the Registrant

Exhibit 23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MARKETING MEDIA HOLDINGS, INC.

Dated: January 3, 2007

/s/ Yingsheng Li

Name: Yingsheng Li
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 2.2	Convertible Promissory Note

Exhibit 3.2	Amended and Restated Bylaws

Exhibit 10.1	Operation and Management Right Agreement, dated October 23, 2006, by and between CMO and Shenzhen Media

Exhibit 10.2	Amendment to Operation and Management Right Agreement, dated January 8, 2004, by and between CMO and Shenzhen Media

Exhibit 10.3	Entrust Agreement, dated November 20, 2004, by and between Shenzhen New Media and Shenzhen Media

Exhibit 10.4	Outsourcing Agreement, dated December 29, 2005, by and between Henan Xinhua Printing Factory and CMO

Exhibit 10.5	Outsourcing Agreement, dated December 29, 2005, by and between Henan Xinhua Printing Factory and CMO

Exhibit 10.6	Outsourcing Agreement, dated December 29, 2005, by and between Henan Ruiguang Printing Co., Ltd. and CMO

Exhibit 10.7	Employment Agreement, dated March 1, 2004, by and between Bin Li and Shenzhen New Media

Exhibit 10.8	Employment Agreement, dated December 15, 2006, by and between Yifang Fu and China Marketing

Exhibit 10.9	Agreement of Share Transfer, dated March 7, 2005, by and among Yingsheng Li, Xiaofeng Ding, Dongsheng Ren and Shenzhen New Media

Exhibit 10.10	Agreement of Share Transfer, dated March 7, 2005, by and between CMO and Shenzhen New Media

Exhibit 10.11	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Guangzhou Qiankuntai Bookstore

Exhibit 10.12	Distribution Agreement, dated April 3, 2006, by and between Shenzhen New Media and Huadao Consulting Co., Ltd.

Exhibit 10.13	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Nanjing Cultural Development Co., Ltd.

Exhibit 10.14	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Shandong Qianyan Culture Dissemination Co., Ltd.

Exhibit 10.15	Distribution Agreement, dated February 28, 2006, by and between Shenzhen New Media and Changsha Youyou Reading Group

Exhibit 10.16	Distribution Agreement, dated February 9, 2006, by and between Shenzhen New Media and Zhengzhou Huanghe Culture Group

Exhibit 10.17	Distribution Agreement, dated February 8, 2006, by and between Shenzhen New Media and Hangzhou Tianyi Books Co., Ltd

Exhibit 14	Code of Ethics

Exhibit 21	List of Subsidiaries of the Registrant

Exhibit 23.1	Consent of Child, Van Wagoner & Bradshaw, PLL